SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 24, 2017

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, February 24, 2017 regarding “Welcome to the Annual General Meeting of shareholders 2017 of Telefonaktiebolaget LM Ericsson”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: February 24, 2017

Annual General Meeting Telefonaktiebolaget LM Ericsson 2017

WELCOME TO THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS 2017 OF TELEFONAKTIEBOLAGET LM

ERICSSON

Telefonaktiebolaget LM Ericsson’s shareholders are invited to participate in the Annual General Meeting of shareholders to be held on Wednesday, March 29, 2017 at 3.00 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm. Registration to the Annual General Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry, on Thursday, March 23, 2017; and

•	give notice of attendance to the Company at the latest on Thursday, March 23, 2017. Notice of attendance can be given by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or on Ericsson’s website www.ericsson.com.

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of shareholders

Box 7835

SE-103 98 Stockholm

Sweden

When giving notice of attendance, please state name, date of birth or registration number, address, telephone number and number of attending assistants, if any.

The Annual General Meeting will be conducted in Swedish and simultaneously translated into English.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2017

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Thursday, March 23, 2017, in order to be entitled to attend the Annual General Meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist, a corresponding document of authority must be submitted). In order to facilitate the registration at the Annual General Meeting, the power of attorney in the original, certificate of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Tuesday, March 28, 2017. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Agenda

1.	Election of the Chairman of the Annual General Meeting

2.	Preparation and approval of the voting list

3.	Approval of the agenda of the Annual General Meeting

4.	Determination whether the Annual General Meeting has been properly convened

5.	Election of two persons approving the minutes

6.	Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts and the auditor’s report whether the guidelines for remuneration to group management have been complied with, as well as the auditor’s presentation of the audit work with respect to 2016

7.	The President’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolution with respect to

8.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2.	discharge of liability for the members of the Board of Directors and the President; and

8.3.	the appropriation of the profit in accordance with the approved balance sheet and determination of the record date for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting

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10.	Determination of the fees payable to members of the Board of Directors elected by the Annual General Meeting and members of the Committees of the Board of Directors elected by the Annual General Meeting

11.	Election of the members and deputies of the Board of Directors

The Nomination Committee´s proposal for Board members:

11.1.	Jon Fredrik Baksaas (new election)

11.2.	Jan Carlson (new election)

11.3.	Nora Denzel

11.4.	Börje Ekholm

11.5.	Eric A. Elzvik (new election)

11.6.	Leif Johansson

11.7.	Kristin Skogen Lund

11.8.	Kristin S. Rinne

11.9.	Sukhinder Singh Cassidy

11.10.	Helena Stjernholm

11.11.	Jacob Wallenberg

12.	Election of the Chairman of the Board of Directors

The Nomination Committee’s proposal:

The Nomination Committee proposes that Leif Johansson be elected Chairman of the Board.

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

15.	Election of auditors

16.	Resolution on the guidelines for remuneration to Group Management

17.	Long-Term Variable Compensation Program 2017 (“LTV 2017”)

17.1.	Resolution on implementation of the LTV 2017

17.2.	Transfer of treasury stock, directed share issue and acquisition offer for the LTV 2017

17.3.	Equity Swap Agreement with third party in relation to the LTV 2017

18.	Resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2013, 2014, 2015 and 2016

19.	Resolution on proposal from the shareholder Einar Hellbom that the Annual General Meeting resolve to delegate to the Board to present a proposal on equal voting rights for all shares at the Annual General Meeting 2018

20.	Resolution on proposal from the shareholder Thorwald Arvidsson that the Annual General Meeting resolve to delegate to the Board of Directors to turn to the Government of Sweden and underline the need for a change of the legal framework to abolish the possibility to have voting power differences in Swedish limited liability companies

21.	Resolution on proposal from the shareholder Thorwald Arvidsson to amend the articles of association

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21.1.	with respect to the voting rights of shares

21.2.	with respect to limitation of who can be appointed Board member

22.	Resolution on proposal from the shareholder Thorwald Arvidsson that the Annual General Meeting of shareholders resolve:

22.1.	to adopt a vision of zero tolerance with respect to work place accidents within the company;

22.2.	to delegate to the Board to appoint a working group to realize this vision of zero tolerance;

22.3.	that the results shall be annually reported to the Annual General Meeting in writing, for example by including the report in the printed Annual Report;

22.4.	to adopt a vision of absolute gender equality on all levels within the company;

22.5.	to delegate to the Board to appoint a working group to realize this vision in the long-term and carefully follow the developments regarding gender equality and ethnicity;

22.6.	to annually report to the Annual General Meeting in writing, for example by including the report in the printed Annual Report;

22.7.	to delegate to the Board to take necessary action to create a shareholders’ association in the company;

22.8.	that a member of the Board shall not be allowed to invoice the Board fee via a legal entity, Swedish or non-Swedish;

22.9.	to delegate to the Board to turn to the relevant authority (the Government and/or the tax office) to underline the need to amend the rules in this area;

22.10.	that the Nomination Committee, when fulfilling its tasks, shall in particular consider matters related to ethics, gender and ethnicity;

22.11.	delegate to the Board of Directors to turn to the Government of Sweden to underline the need to introduce a national “cool-off period” for politicians; and

22.12.	to delegate to the Board to prepare a proposal for Board and Nomination Committee representation for the small and midsize shareholders, to be presented to the Annual General Meeting 2018, or any earlier held extraordinary general shareholders meeting.

23.	Resolution on proposal from the shareholder Thorwald Arvidsson for an examination through a special examiner (Sw. särskild granskning) to examine if corruption has occurred in the company’s business.

24.	Closing of the Annual General Meeting

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Item 1 Chairman of the Annual General Meeting

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012, is composed of the Chairman of the Committee, Petra Hedengran (Investor AB), Bengt Kjell (AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse), Johan Held (AFA Försäkring), Anders Oscarsson (AMF Försäkring and Fonder) and Leif Johansson (Chairman of the Board of Directors). The Nomination Committee proposes that Advokat Sven Unger be elected Chairman of the Annual General Meeting of shareholders 2017.

Item 8.3 Dividend and record date

The Board of Directors proposes a dividend of SEK 1 per share and Friday, March 31, 2017, as record date for dividend. Assuming this date will be the record date, Euroclear Sweden AB is expected to disburse dividends on Wednesday, April 5, 2017.

Item 9 Number of Board members and deputies to be elected by the Annual General Meeting

According to the articles of association, the Board shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of shareholders shall be eleven and that no deputies be elected.

Item 10 Fees payable to members of the Board of Directors elected by the Annual General Meeting and to members of the Committees of the Board elected by the Annual General Meeting

The Nomination Committee proposes that fees to non-employee Board members elected by the Annual General Meeting and non-employee members of the Committees of the Board elected by the Annual General Meeting be paid as follows:

•	SEK 4,075,000 to the Chairman of the Board of Directors (unchanged);

•	SEK 990,000 each to the other Board members (unchanged);

•	SEK 350,000 to the Chairman of the Audit Committee (unchanged);

•	SEK 250,000 each to the other members of the Audit Committee (unchanged);

•	SEK 200,000 each to the Chairmen of the Finance and the Remuneration Committee (unchanged);

•	SEK 175,000 each to the other members of the Finance and the Remuneration Committee (unchanged);

•	SEK 200,000 to the Chairman of the new Committee for Technology and Science; and

•	SEK 175,000 each to the other members of the new Committee for Technology and Science.

It is important that Board fees are maintained at an appropriate level to make it possible to recruit the best possible international competence to the Board of Directors of Ericsson and to make it possible to keep such competence. When assessing the level of fees, a comparison has been made in relation to the Board fees in companies of equal size and complexity and it should be considered that the Ericsson Group has customers in more than 180 countries and that sales in 2016 amounted to more than SEK 220 billion.

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The Nomination Committee considers that the fees for Board and Committee work are reasonable, and proposes that all fees remain unchanged. The Board has resolved to institute a new Technology and Science Committee. The Nomination Committee proposes that the fees to the Chairman and other members of the new Committee shall be the same as the fees to the Chairmen and members of the Finance Committee and the Remuneration Committee.

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the company. The Nomination Committee recommends Board members elected by the shareholders to, during a five-year period, build a holding of shares or synthetic shares in Ericsson at least corresponding to the value of the annual Board fee (after tax) (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To make it possible for Board members to create an economic interest in the company and considering that it is in many cases difficult for Board members to trade in the company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of shareholders 2017 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•	The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2017. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•	The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2022, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

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•	An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•	Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, split, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be very limited.

Item 11 Election of Board members and deputies of the Board of Directors

The Nomination Committee proposes that the following persons be elected Board members:

11.1	Jon Fredrik Baksaas (new election)

11.2	Jan Carlson (new election)

11.3	Nora Denzel

11.4	Börje Ekholm

11.5	Eric A. Elzvik (new election)

11.6	Leif Johansson

11.7	Kristin Skogen Lund

11.8	Kristin S. Rinne

11.9	Sukhinder Singh Cassidy

11.10	Helena Stjernholm

11.11	Jacob Wallenberg

Information on proposed new Board members

Jon Fredrik Baksaas

Born 1954. Master of Science in Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Board member: Svenska Handelsbanken AB.

Holdings in Ericsson: None.*

Principal work experience and other information: President and CEO of Telenor (2002-2015). Previous positions within the Telenor Group since 1989, including deputy CEO, Chief Financial Officer and CEO of TBK AS. Previous positions include CFO of Aker AS, finance director of Stolt Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board (2008-2016) and Chairman of the GSMA Board (2014-2016).

Jan Carlson

Born 1960. Master of Science degree in Engineering Physics and Electrical Engineering, the University of Linköping, Sweden.

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Board Chairman: Autoliv Inc.

Board member: BorgWarner Inc., Teknikföretagen, The Confederation of Swedish Enterprise and Trelleborg AB.

Holdings in Ericsson: 7,900 Class B Shares.*

Principal work experience and other information: President and CEO of Autoliv Inc. since 2007 and Chairman of Autoliv Inc. since 2014. Previous positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array.

Eric A. Elzvik

Born 1960. Master of Science in Business Administration, Stockholm School of Economics, Sweden.

Board member: IMD Foundation, Lausanne and the Swiss Swedish Chamber of Commerce, Zurich, Switzerland.

Holdings in Ericsson: 10,000 Class B shares*.

Principal work experience and other information: Chief Financial Officer and member of the Group Executive Committee of ABB Ltd (2013-2017). Division CFO ABB Discrete Automation & Motion (2010-2012) and division CFO Automation Products Division (2006-2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, mergers & acquisitions and new ventures.

*	The holdings in Ericsson are as of the date of the notice convening the Annual General Meeting and includes holdings by related persons as well as holdings of ADS, if applicable.

In the composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed in the Board and its Committees, and also the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee also assesses the appropriateness of the number of members of the Board and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson. The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period but also considers future competence needs.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Nomination Committee has further thoroughly familiarized itself with the results of the Board work evaluation and of the work of the Board and the individual Board members. The Nomination Committee believes that it is very important that the composition of Board members proposed includes complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee aims to propose a Board of Directors that constitutes a good team to lead Ericsson.

The Nomination Committee is of the opinion that the current Board and Board work is well functioning. Further it is the Nomination Committee’s view that the Board fulfils high expectations in terms of composition and that the Board as well as the individual Board members fulfil high expectations in terms of expertise.

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Ulf J. Johansson has advised that he wishes to leave the Board. The Nomination Committee proposes that three new Board members be elected: Jon Fredrik Baksaas, Jan Carlson and Eric A. Elzvik. It is the Nomination Committee’s assessment that each of the proposed Board members, with their respective experiences, will add valuable expertise and experience to the Board. Jon Fredrik Baksaas has extensive international experience from work within the telecommunications business, among other things from his previous positions within Telenor where he was President and CEO during more than ten years. He also has extensive experience within finance from previous positions. Jan Carlson is Chairman, CEO and President of Autoliv, listed at the New York Stock Exchange and Nasdaq Stockholm, and has long-term experience from managing a large international corporation. Eric A. Elzvik has long-term international experience from senior management positions within the ABB Group, most recently as Chief Financial Officer and member of the Group Executive Committee. He also has broad and extensive experiences from previous positions within ABB Ltd., among others within finance, mergers and acquisitions and new ventures.

Out of the proposed Board members to be elected by the Annual General Meeting of shareholders (excluding the President) 50% are women.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements:

(i)	The Nomination Committee considers that at least the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Leif Johansson

f.	Kristin Skogen Lund

g.	Kristin S. Rinne

h.	Sukhinder Singh Cassidy

i.	Helena Stjernholm

j.	Jacob Wallenberg

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Leif Johansson

f.	Kristin Skogen Lund

g.	Kristin S. Rinne

h.	Sukhinder Singh Cassidy

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Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Leif Johansson

f.	Kristin Skogen Lund

g.	Kristin S. Rinne

h.	Sukhinder Singh Cassidy

Item 12 Election of the Chairman of the Board

The Nomination Committee proposes that Leif Johansson be re-elected Chairman of the Board.

Item 13 Number of auditors

According to the articles of association, the company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the company should have one registered public accounting firm as auditor.

Item 14 Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

Item 15 Election of auditor

In accordance with the recommendation of the Audit Committee, the Nomination Committee proposes that PricewaterhouseCoopers AB be appointed auditor for the period as of the end of the Annual General Meeting 2017 until the end of the Annual General Meeting 2018 (re-election).

Item 16 Guidelines for remuneration to Group Management

The Board of Directors proposes that the Annual General Meeting resolve on the following guidelines for remuneration to Group Management for the period up to the 2018 Annual General Meeting. Compared to the guidelines resolved by the 2016 Annual General Meeting, it has been added that targets for variable compensation may also include share price-related targets. Information on estimated costs for variable remuneration is appended to the proposal.

Guidelines for remuneration to Group Management

For Group Management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

The following guidelines apply for the remuneration of the Executive Leadership Team:

•	Variable compensation is in cash and stock-based programs, awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include share-price related or financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

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•	By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•	The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Appendix to proposal on guidelines for remuneration to Group Management

Details of our Remuneration Policy and how we deliver on our policy and guidelines, including information on previously decided long term variable compensation that has not yet become due for payment, can be found in the Remuneration Report and in Note C28, “Information regarding Members of the Board of Directors, the Group Management and Employees” in the annual report 2016.

With the current composition of the Executive Leadership Team, the Company’s cost during 2017 for variable remuneration to the Executive Leadership Team can, at a constant share price, be estimated to amount to between 0 and 220 percent of the aggregate fixed salary cost, all excluding social security costs.

Item 17.1 – 17.3 Long-Term Variable Compensation Program 2017 (“LTV 2017”) including transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer

Following its continuous evaluation of the company’s long-term variable compensation, the Board of Directors has concluded that the structure of the previous and ongoing LTV programs results in an unsustainable share dilution effect. The Board of Directors has therefore decided not to propose a Stock Purchase Plan for all employees with connected Key Contributor Plan and Executive Performance Stock Plan for 2017. As a result, LTV 2017 is proposed to replace part of the previous Executive Performance Stock Plan.

LTV 2017 is an integral part of the Company’s remuneration strategy, in particular the Board of Directors wishes to encourage the leadership to build significant equity holdings to align the interests of the LTV Program participants with those of shareholders.

Proposals

The Long-Term Variable Compensation Program 2017

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of a Long-Term Variable Compensation Program 2017 in accordance with the proposals set out below.

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17.1 Implementation of the LTV 2017

The Board of Directors proposes that the Annual General Meeting resolves on the LTV 2017 for members of the Global Leadership Team, comprising a maximum of 3 million shares of series B in Ericsson as set out below.

Objectives of the LTV Program

The LTV Program is designed to provide long-term incentives for members of the Global Leadership Team (the “Participants”) and to incentivise the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders.

The LTV Program in brief

The LTV Program is proposed to include all members (current and future) of the Global Leadership Team, currently comprising of 28 employees. Awards under LTV 2017 will be granted free of charge entitling the participant, provided that i.a. certain performance conditions set out below are met, to receive a number of shares, free of charge, following expiration of the three-year vesting period (“Performance Share Awards”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance conditions, as set out below, and will generally require that the Participant retains his or her employment over a period of three years from the date of grant (the “Vesting Period”). All major decisions relating to LTV 2017 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the Annual General Meeting 2017. For 2017, the value of the underlying shares in respect of the Performance Share Award made to the President & CEO will not exceed 180% of the annual base salary at the time of grant, and for other participants, the value will not exceed 22.5% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Award entitles will be the volume-weighted average of the market price of Ericsson B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter 2017.

Performance criteria

The vesting of Performance Share Awards will be subject to the satisfaction of challenging performance conditions which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Performance Period, as defined below. The two performance criteria are based on absolute TSR1 development and relative TSR development for the Ericsson B share over the period January 1, 2017—December 31, 2019 (the “Performance Period”).2 The two performance criteria relate to 50% each of the Performance Share Award and the maximum vesting level for each of the performance criteria is 200%.

[1]	Total shareholder return, i.e. share price growth including dividends.
[2]	To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson B share on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the Performance Period.

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The following two performance criteria will apply to Performance Share Awards granted in 2017:

•	Absolute TSR performance

50% of a Performance Share Award granted to a Participant will be subject to fulfilment of an absolute TSR performance requirement over the Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Award related to absolute TSR shall occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Award related to the absolute TSR. A linear pro-rata vesting from 0% to 200% of the Performance Share Award related to absolute TSR shall apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

•	Relative TSR performance

The remaining 50% of a Performance Share Award granted to a Participant will be subject to fulfilment of a relative TSR performance requirement over the Performance Period, compared to a peer group consisting of 18 peer companies (the “Peer Group”)3. The vesting of the relative TSR related Performance Share Award varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is below the TSR development of the company ranked 12th in the Peer Group, no vesting will occur in respect of the Performance Share Award related to relative TSR performance. Vesting of the Performance Share Award related to relative TSR performance will occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR Performance corresponds to:

Position within the Peer Group	Associated vesting percentage level
12 or lower	0%
11	40%
10	80%
9	120%
8	140%
7	160%
6	180%
5 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting shall apply between the vesting percentage levels for the relevant ranked positions.

Information about the outcome of the performance criteria will be provided in the annual report for the financial year 2019.

[3]	The Peer Group consists of the following companies: Accenture, ASML Holding, Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, Harris, Hewlett Packard Enterprises, Infosys, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, NTT Data, Qualcomm and SAP. TSR will be measured in Swedish Krona (SEK) for all companies in line with best practice.

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Allotment of shares

Provided that the performance critera above have been met during the Performance Period and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV 2017, such as transfer of treasury stock and an equity swap agreement with a third party.

The Board of Directors considers that a directed issue of C shares, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2017.

The Company’s current holding of treasury stock is not sufficient for the carrying out of the LTV 2017. Therefore, the Board of Directors proposes a directed share issue and buy back of shares as further set out below under item 17.2. Under the proposed transactions, shares are issued at the share’s ratio value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares, the Company will pay to the subscriber an amount totaling SEK 50,000, corresponding to less than 1.7 öre (SEK 0.017) per new issued and re-purchased share.

The procedure of issuance and buy-back of shares for the Company’s long-term variable compensation programs has previously been decided by the Annual General Meetings of shareholders in 2001, 2003, 2008, 2009, 2012 and 2016.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock.

Costs

The total effect on the income statement of the LTV 2017, including financing costs and social security fees, is estimated to range between SEK 51 million and SEK 141 million distributed over the years 2017-2020.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to approximately SEK 4.6 million, compared to approximately SEK 50,000 for using new issued and acquired shares in treasury.

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Dilution

The Company has approximately 3.3 billion shares in issue. As per December 31, 2016, the Company held approximately 62.2 million shares in treasury. The number of shares that may be required for ongoing programs as per December 31, 2016 is estimated to approximately 64 million shares, corresponding to approximately 2 percent of the number of outstanding shares. The number of shares required for the ongoing 2016 LTV program cannot be determined until the end of the investment period in August 2017. In order to implement LTV 2017, a total of up to 3 million shares are required, which corresponds to approximately 0.1 percent of the total number of outstanding shares. The effect on important key figures is only marginal.

Item 17.2 Transfer of treasury stock, directed share issue and acquisition offer for the LTV 2017

a)	Transfer of treasury stock under the LTV 2017

Transfer of no more than 2.2 million shares of series B in the Company may occur on the following terms and conditions.

•	The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2017. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2017.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2017, i.e. in 2020.

•	Employees covered by the terms and conditions of the LTV 2017 shall receive shares of series B in the Company, free of consideration.

b)	Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2018, transfer no more than 800,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as diseminated by Nasdaq Stockholm.

c)	Directed issue of shares of Series C

Increase of the share capital in Ericsson with SEK 15,000,000 by an issue of 3 million shares of series C, each share with a ratio value of SEK 5. The terms and conditions of the share issue are the following.

•	The new shares shall - with deviation from the shareholders’ preferential right—be subscribed for only by Investor AB or subsidiaries of this company.

•	The new shares shall be subscribed for during the period May 4-8, 2017. Over-subscription may not occur.

•	The amount that shall be payable for each new share shall be SEK 5.

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The new shares shall not entitle the holders to dividend payment.

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•	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

d)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 3 million shares of series C in Ericsson be acquired according to the following.

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the Annual General Meeting in 2018.

•	The acquisition shall be made at a price of SEK 5 per share.

•	Payment for acquired shares shall be made in cash.

Item 17.3 Equity Swap Agreement with third party in relation to the LTV 2017

In the event that the required majority is not reached under item 17.2 above, the financial exposure of the LTV 2017 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares in the Company to employees covered by the LTV 2017.

Special authorization for the President

The Board of Directors further proposes that the President be authorized to make such minor adjustments to the resolutions above as may prove necessary in connection with the registration with the Swedish Companies Registration Office.

Majority rules

The resolution of the Annual General Meeting on implementation of the program according to item 17.1 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal. The Annual General Meeting’s resolution on transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an offer to acquire treasury stock according to item 17.2 above requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal. A valid resolution in accordance with the proposal for an equity swap agreement under item 17.3 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal.

Description of ongoing variable compensation programs

The Company’s ongoing variable compensation programs are described in detail in the Annual Report 2016 in the note to the Consolidated Financial Statements, Note C28 and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its guidelines on remuneration to Group management in line with the Swedish Corporate Governance Code.

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Item 18 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2013, 2014, 2015 and 2016

Background

The Annual General Meetings 2013, 2014, 2015 and 2016 resolved on a right for the Company to transfer in total not more than 19,800,000 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, which may occur in relation to the Long-Term Variable Compensation Programs 2013, 2014, 2015 and 2016.

Each resolution has only been valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above mentioned programs have therefore been repeated at the subsequent Annual General Meeting.

In accordance with the resolutions on transfer of in total not more than 19,800,000 shares, 512,300 shares of series B have been transferred up to February 20, 2017.

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2018, not more than 19,287,700 shares of series B in the Company, or the lower number of shares of series B, which as per March 29, 2017 remains of the original 19,800,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Long-Term Variable Compensation Programs 2013, 2014, 2015 and 2016. Transfer of shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

Item 19 – 23 Proposals from shareholders

The proposals under item 19, 20, 22 and 23 are set out in the agenda.

Item 21.1 – 21.2 Proposals from the shareholder Thorwald Arvidsson to amend the articles of association with respect to voting rights of shares and with respect to limitations as to who may be appointed Board member

21.1

The shareholder Thorwald Arvidsson proposes firstly that the articles of association (§ 6, item two), be amended as follows:

”At elections at General Meetings of shareholders shares of series A, B and C carry one vote each.”

In case that the proposal above is not approved by the General Meeting of shareholders, it is secondarily proposed that the language be amended as follows:

”At elections at General Meetings of shareholders, shares of series A carry one vote each and shares of series B and C carry one tenth of one vote each.”

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21.2

The shareholder Thorwald Arvidsson proposes that the articles of association (§ 9) be amended by adding a second and third paragraph as follows.

”A previous minister of state must not be elected member of the Board of Directors earlier than two years from the termination of the appointment as minister of state.

In the absence of special reasons, other politicians who have obtained full salary from the public must not be elected members of the Board of Directors earlier than one year following the termination of the appointment.”

Majority rules

The resolution of the Annual General Meeting to amend the articles of association under item 21.1, in regards to the first proposal, is valid if all shareholders represented at the meeting vote in favor of the proposal and those shareholders represent at least nine-tenths of all shares in the company, alternatively if shareholders representing at least two-thirds of the votes cast as well as the shares represented at the meeting vote in favor of the proposal and holders of half of all shares of series A and nine-tenths of the shares of series A represented at the meeting agree to the change. The resolution by the Annual General Meeting under item 21.1, in regards to the secondary proposal, is valid if shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

The resolution of the Annual General Meeting under item 21.2 requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

The proposal for an examination through a special examiner (Sw. särskild granskning) under item 23 implies that if holders of at least one tenth of all shares in the company or of at least one third of the shares represented at the Annual General Meeting, the Swedish Companies Office shall, at the request of a shareholder, appoint one or several special examiners.

Shares and votes

There are in total 3,331,151,735 shares in the Company; 261,755,983 shares of series A and 3,069,395,752 shares of series B, corresponding to in total 568,695,558.2 votes. The Company’s holding of treasury stock amounts to 59,710,513 shares of series B, corresponding to 5,971,051.3 votes.

Information at the Annual General Meeting

The Board of Directors and the President shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

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Documents

The complete proposals of the Nomination Committee with respect to Items 1 and 9 – 15 above, including a description of the work of the Nomination Committee before the Annual General Meeting and Exhibit 1 and 2 to the Nomination Committee’s proposals, and the proposals from shareholders (in original language) under items 19 – 23, are available at the Company’s website www.ericsson.com. The documents will be sent upon request to shareholders providing their address to the company. In respect of all other items, complete proposals are provided under the respective item in the invitation.

The Annual Report and the Auditor’s Report as well as the Auditor’s statement regarding the guidelines for remuneration to Group management and the Board of Directors’ statement under the Swedish Companies Act, chapter 19, section 22, will be made available at the Company and posted on the Company’s website www.ericsson.com no later than three weeks prior to the Annual General Meeting. The documents will be sent upon request to shareholders providing their address to the company.

Stockholm, February 2017

THE BOARD OF DIRECTORS

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